Exhibit 4.1

DESCRIPTION OF SECURITIES

GeoVax Labs, Inc. (“we,” “us,” “our,” “GeoVax” or the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s common stock, $0.001 par value (the “Common Stock”), and warrants to purchase shares of Common Stock (the “warrants”) are registered under Section 12(b) of the Exchange Act and are listed on Nasdaq Capital Market under the symbols “GOVX” and “GOVXW,” respectively.

The following is a summary of the material terms of the Company’s securities. This summary is not complete and is qualified by reference to the Company’s Restated Certificate of Incorporation, as amended (the “Certificate”), and the Company’s Bylaws (the “Bylaws”). The Certificate and the Bylaws are filed as exhibits to the Company’s most recent Annual Report on Form 10-K and are incorporated by reference herein.

Capital Stock

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, as amended, including the certificates of designation, as amended, setting forth the terms of our preferred stock. This summary is not intended to give full effect to provisions of statutory or common law. We urge you to review the following documents because they, and not this summary, define the rights of a holder of shares of common stock and preferred stock:

●	the General Corporation Law of the State of Delaware (the “DGCL”) as it may be amended from time to time;
●	the Certificate, as it may be amended or restated from time to time; and
●	the Bylaws, as they may be amended or restated from time to time.

General

Our authorized capital stock currently consists of 160,000,000 shares, which are divided into two classes consisting of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

As of March 25, 2025, there were 13,839,478 shares of common stock outstanding and no shares of preferred stock outstanding. As of March 25, 2025, there were outstanding pre-funded warrants to purchase 2,085,115 shares of common stock and other warrants to purchase 10,052,865 shares of common stock with a weighted average exercise price of $2.61 per share. An additional 2,033,648 shares of common stock are reserved for issuance under our Stock Incentive Plans, of which 1,138,948 shares of common stock are issuable upon exercise of outstanding options at an average exercise price of $5.48 per share.

Common Stock

Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “GOVX.” Holders of our common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by the stockholders. There is no cumulative voting in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, holders of common stock are to share in all assets remaining after the payment of liabilities. Holders of common stock have no pre-emptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed in the future for holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, telephone (718) 921-8200.

Warrants

Our warrants are listed and traded on the Nasdaq Capital Market under the symbol “GOVXW.” The warrants were issued in September 2020 pursuant to a Warrant Agent Agreement dated as of September 24, 2020 (the “Warrant Agent Agreement”), between us and American Stock Transfer & Trust Company, LLC, as the warrant agent (the “Warrant Agent”) as part of our September 2020 public offering. As of March 25, 2025, there were 121,332 warrants outstanding and registered under the Exchange Act. Certain provisions of the warrants are set forth herein but are only a summary and are qualified in their entirety by the relevant provisions of the Warrant Agent Agreement which is filed as an exhibit to our most recent Annual Report on Form 10-K.

The warrants entitle the registered holder to purchase one share of our common stock at a price equal to $75.00 per share subject to adjustment as discussed below, immediately following the issuance of such warrant and terminating at 5:00 p.m., New York City time, five years from the date of issuance, or September 29, 2025.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five (5) years after their original issuance. The warrants may be exercised by delivering a duly executed exercise notice on or prior to the expiration date at the offices of the Warrant Agent, accompanied by full payment of the exercise price, by certified or official bank check payable to the Warrant Agent, for the number of warrants being exercised. Under the terms of the Warrant Agreement, we must use our best efforts to maintain the effectiveness of the related registration statement and current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. If we fail to maintain the effectiveness of the registration statement and current released prospectus relating to the common stock issuable upon exercise of the warrants, the holders shall have the right to exercise them solely via a cashless exercise feature provided for in the warrants, until such time as there is an effective registration statement and current prospectus.

Exercise Limitation. A holder may not exercise any portion of a warrants to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding common stock after exercise, as such percentage ownership is determined in accordance with the terms of the warrant, except that upon at least 61 days’ prior notice from the holder to us, the holder may waive such limitation up to a percentage not in excess of 9.99%.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the warrants is $75.00 per share. The exercise price is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. However, the warrants will not be adjusted for issuances of common stock at prices below the exercise price.

Fractional Shares. No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price. If multiple warrants are exercised by the holder at the same time, we shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. Our warrants are listed on the Nasdaq Capital Market under the symbol “GOVXW.”

Warrant Agent Agreement. Our warrants are represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC. The Warrant Agent is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, telephone (718) 921-8200.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, upon any subsequent exercise of the warrants, the holders will be entitled to receive the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. The holders of our warrants do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Governing Law. The warrants and the Warrant Agent Agreement are governed by New York law.

Undesignated Preferred Stock

Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue preferred stock that would have the right to vote, separately or with any other stockholder of preferred stock, on any proposed amendment to our Certificate, or on any other proposed corporate action, including business combinations and other transactions.

We will not offer preferred stock unless the offering is approved by a majority of our independent directors. The independent directors will have access, at our expense, to our counsel or independent counsel.

Delaware Anti-Takeover Law

We have elected not to be subject to certain provisions of Delaware law that could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	the transaction is approved by the corporation’s board of directors prior to the date the interested stockholder obtained interested stockholder status;
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upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to the date the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years, did own, 15% or more of a corporation’s voting stock.

Section 203 applies to Delaware corporations that have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders; provided, however, the restrictions of this statute will not apply to a corporation if:

●	the corporation’s original charter contains a provision expressly electing not to be governed by the statute;
●	the corporation’s board of directors adopts an amendment to the corporation’s bylaws within 90 days of the effective date of the statute expressly electing not to be governed by it;
●

the stockholders of the corporation adopt an amendment to its charter or bylaws expressly electing not to be governed by the statute (so long as such amendment is approved by the affirmative vote of a majority of the shares entitled to vote);

●

a stockholder becomes an interested stockholder inadvertently and as soon as practicable divests himself of ownership of a sufficient number of shares so that he ceases to be an interested stockholder, and during the three-year period immediately prior to a business combination, would not have been an interested stockholder but for the inadvertent acquisition;

●

the business combination is proposed prior to the consummation or abandonment of a merger or consolidation, a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation; or

●	the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in the statutes did not apply.

Our Certificate includes a provision electing not to be governed by Section 203 of the DCGL. Accordingly, our board of directors does not have the power to reject certain business combinations with interested stockholders based on Section 203 of the DCGL.

Indemnification

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our Bylaws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Our Bylaws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Under our Bylaws, expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as we deem appropriate.

The indemnification and advancement of expenses provided by our Bylaws is not exclusive, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Our Bylaws also provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under our Bylaws. The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

In October 2006, GeoVax and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to hold harmless and indemnify these directors and officers to the full extent authorized or permitted by applicable Illinois and Georgia law against certain expenses and other liabilities actually and reasonably incurred by these individuals in connection with certain proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions. Under these agreements, we will not indemnify these individuals for expenses or other amounts for which applicable Illinois and Georgia law prohibit indemnification. The obligations under these agreements continue during the period in which these individuals are our directors or officers and continue thereafter so long as these individuals shall be subject to any proceeding by reason of their service to the Company, whether or not they are serving in any such capacity at the time the liability or expense incurred for which indemnification can be provided under the agreements.